

June 30, 2010

Dennis P. Angner
President and Chief Financial Officer
Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, Michigan 48858

Re: Isabella Bank Corporation
Form 10-K
Filed March 11, 2010
File No. 000-18415

Form 10-Q
Filed May 7, 2010
File No. 000-18415

Dear Mr. Angner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors

1. Please review your risk factor headings and revise future filings to clearly identify the actual risk to shareholders in the heading of each risk factor.

Item 10. Executive Compensation

Compensation Discussion and Analysis, page 8

2. We note your disclosure in response to Item 402(s) of Regulation S-K on page 8 of your proxy statement. Please describe the process you undertook to reach the conclusion that the Corporation's compensation programs are not reasonable likely to have a material adverse effect of the Corporation's results of operations.

3. Advise how the particular bonus awards were determined for 2009. In your response and in future filings disclose any targets for EPS, operating performance, shareholder returns or other strategic goals. Disclose the actual target and the actual performance obtained for each target. See Instruction 4 to Item 402(b) of Regulation S-K.

4. Please explain how the stock award determinations were made for 2009. Your CD&A should explain how you determined the amounts and why you chose to award the stock. Please also confirm that in future filings, you will include the disclosure required by Item 402(b) of Regulation 10-K.

Summary Compensation Table, page 12

5. In future filings include the aggregate grant date fair value of stock awards. See Item 402(c).

6. In future filings, please provide the tables required by Items 402(d) and (f) of Regulation S-K. Also provide an accompanying narrative discussion of the material factors involved in any grants of stock or options, such as a general description of the criteria applied in determining the amounts payable or a description of the performance-based conditions and any other material conditions applicable to the award. Where appropriate, quantify the objective and the actual performance.

Part II
Signatures

7. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note 5 – Investment Securities, page 10

8. Please expand the disclosure to present the contractual maturities of available for sale securities by major security type pursuant to ASC 320-10-50.

Note 9 – Financial Instruments Recorded at Fair Value, page 14

9. Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

10. We note the disclosure under the heading Investment Securities which states that if quoted prices are not available, fair values are measured using independent pricing models adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss and liquidity assumptions. Please expand future filings to provide quantitative information about the inputs noted and the nature of the item being measured. Refer to ASC 820-10-55-22A & B regarding implementation guidance and illustrations.

11. Please revise your future filings to provide the disclosures required by ASC 310-10-50-15a for impaired loans. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non Performing Assets, page 24

12. Please tell us and expand future filings to include the following:

- a discussion of the composition of the ending balance of non-accrual loans by type ;

- if a few large credit relationships make up the majority of your non-accrual loans a discussion of general information about the borrower, type of collateral securing the loan, amount of total credit exposure outstanding, amount of the allowance allocated to the credit relationship, and why the company believes that the allowance is appropriate to provide for losses that may be incurred; and

- Consider disclosing delinquency information on your portfolio and how the specific changes in delinquencies impacts your calculation of the allowance.

Restructured Loans, page 24

13. Please revise to address the following in future filings:

- Discuss how you identify loans to be restructured;

- Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively) for these accruing restructured loans;

- Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at 202-551-3695 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Advisor